Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement of SoundHound AI, Inc. (formerly known as Archimedes Tech SPAC Partners Co.) on Form S-1/A of our report dated March 9, 2022, with respect to our audit of the Archimedes Tech SPAC Partners Co. (the “Company”) financial statements as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period September 15, 2020 (inception) through December 31, 2020, which appears in this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

/s/ UHY LLP

New York, New York
February 10, 2023